 Exhibit 99.1

Date: News Release: Ticker Symbols:	May 15, 2026 26-20 TSXV: MOON; NASDAQ: BMM

Blue Moon Closes Previously Announced Acquisition of Claims Adjacent to Springer Tungsten

TORONTO, Ontario, May 15, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) successfully closed its previously announced acquisition of 100% interest of certain claims adjacent to Springer (the “WO Claims”) from GoldPlay LLC and Robert Schafer (the “Sellers”) as described in the press release dated April 28, 2026 (the “Acquisition”).

In connection with the closing of the Acquisition, Blue Moon wishes to highlight the following:

  The Acquisition is at arms’ length between the Company and the Sellers with no finders’ fees being paid on the Acquisition.
  The WO Claims consist of nine unpatented mining claims.
  As part of the Acquisition, Blue Moon issued 188,199 common shares of Blue Moon to the Sellers.
  As part of the Acquisition, Blue Moon paid US$1 million cash to the Sellers.
  As part of the Acquisition, Blue Moon granted a gross revenue royalty (“GRR”) on the WO Claims, on a sliding scale from 3.0% to 5.0%, in favour of the Sellers, with an option in favour of the Company to buy down the GRR, regardless of which sliding scale is applicable, to 1.5% for a period of 3 years for a cash payment of US$2.0 million.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU lists of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners, LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward-looking information pertaining to the following: the advancement of Blue Moon's operations across multiple jurisdictions; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete the Acquisition and integrate the WO Claims with the Springer project operations; risks associated with mining operations in Nevada; regulatory and permitting risks at the state and federal level including with respect to the development of the WO Claims; and management's ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon's management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources at various sites; and the integration of the WO Claims and the Springer project operations.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.